Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Sale of T2CN

All T2CN Civil Litigation Resolved

TAIPEI, Taiwan, December 14, 2011 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) announced today that it has sold all of its ownership interest in T2CN Holding Limited (“T2CN”) to Hornfull Limited; all outstanding civil litigation has been resolved related to disputes involving GigaMedia and T2CN and T2CN’s operating subsidiaries.

Sale of T2CN

On December 2, 2011, GigaMedia China Limited, Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) entered into an agreement whereby GigaMedia agreed to sell all of its ownership interest in T2CN to Hornfull Limited and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On December 14, 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the parties’ agreement, GigaMedia China Limited sold all of its 43,633,681 shares of T2CN, comprising a 67.087% interest in the company, to Hornfull Limited for a cash payment of US$4,738,588. Hornfull Limited also compensated GigaMedia China Limited US$789,765 in cash for legal fees incurred by GigaMedia in connection with the T2CN disputes.

Hornfull Limited and Hangzhou NewMargin are private companies incorporated in the British Virgin Islands and the People’s Republic of China (the “PRC”), respectively.

After extensive deliberation and consultation with its valuation expert, PricewaterhouseCoopers Financial Advisory Services Co., Ltd., and outside legal counsels, Skadden, Arps, Slate, Meagher & Flom, Allen & Gledhill LLP, Advocates & Solicitors, and King & Wood, GigaMedia’s board of directors concluded that the sale of GigaMedia’s ownership interest in T2CN to Hornfull Limited was in the best interest of GigaMedia’s shareholders.

Settlement of civil litigation between GigaMedia and Wang Ji

In connection with the sale of its ownership interest in T2CN, GigaMedia has entered into a settlement agreement to resolve all of its civil legal disputes with the former head of its Asian online game and service business in the PRC and former Chief Executive Officer of T2CN, Wang Ji. As described in GigaMedia’s 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“2010 Form 20-F”), disputes arose between GigaMedia and Wang Ji in July 2010. As a result, several lawsuits involving T2CN, its two wholly-owned subsidiaries in the PRC, T2CN Information Technology (Shanghai) Co., Ltd. (“T2 Technology”) and J-Town Information (Shanghai) Co., Ltd. (“J-Town”), as well as certain of T2CN’s operating entities, including Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), were filed in various jurisdictions.

On December 2, 2011, GigaMedia, GigaMedia China Limited, T2CN, T2 Entertainment, T2 Technology, J-Town, T2CN Information Technology (Beijing) Co., Ltd. (“T2 Beijing”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”), Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”), Pemberley Pte Ltd. (“Pemberley”), Wang Ji, Chiang Hsiang Jen, Lu Ning, and Ji Min entered into a settlement agreement to resolve all civil litigation related to T2CN and its operating entities. The settlement agreement does not resolve any criminal proceedings. On December 14, 2011, the settlement agreement was finalized. As a result of the settlement agreement, each civil action has been or will be withdrawn or dismissed.

The settlement agreement resolved the parties’ claims in all civil litigation in the PRC, Singapore, the United States, the British Virgin Islands, and Hong Kong. In particular, the agreement resolved all civil litigation listed in Item 8 under the heading “Dispute with the former head of Our Asian online game and service business in the PRC and former Chief Executive Officer of T2CN (‘Wang Ji’)” in GigaMedia’s 2010 Form 20-F as well as subsequent related civil litigation by or against the parties to the settlement agreement.

Several parties, including the parties to the settlement agreement, have also entered into a waiver and mutual release in which all parties waived all present and future claims, known and unknown, in connection with T2CN and T2CN’s operating entities.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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